

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

<u>Via E-mail</u>
Mr. Joshua Sherbin
Vice President, General Counsel and Secretary
TriMas Corporation
39400 Woodward Ave., Suite 130
Bloomfield Hills, MI 48304

      Re: **TriMas Corporation**
              Form 8-K
              Filed March 6, 2013
              File No. 1-10716

Dear Mr. Sherbin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Mindy Hooker

                  Mindy Hooker
                  Accountant